HOTCHKIS AND WILEY CAPITAL MANAGEMENT
725 South Figueroa Street, 39th Floor * Los Angeles, California 90017-5439
* Tel 213-430-1000 * Fax 213.430.1001 * www.hwcm.com




April 5, 2010



Infogroup Inc.
5711 South 86th Circle
Omaha, NE 68127

To the Board of Directors of Infogroup:

We are writing to express our outrage at the proposed transaction with CCMP Capital Advisors. The proposed transaction price is a steep discount to Infogroup's fair value and reflects a mismanaged sale process.

Hotchkis and Wiley Capital Management became one of the largest holders of Infogroup after the replacement of former management with the current outstanding executive team. We have long believed in the value of Infogroup's unique capabilities and the long-term growth opportunity in this industry. We are confident that under the leadership of Bill Fairfield's team the fundamental value of Infogroup is well in excess of $12 per share.

Our belief in the fair value of Infogroup is based on our own analysis, but is confirmed by the figures in the recently released proxy statement:
   * On page 35 of the proxy, the transaction advisor, Evercore, discloses their calculated trading multiples for comparable companies. This list shows that the median trading multiple for comparable companies is above 8x forward EBITDA. Evercore uses this "analysis" to justify a range of acquisition multiples from 5.5-7.0x forward EBITDA. Evercore does not attempt to explain why a 14-35% takeover discount on an enterprise value basis is appropriate.
   * On page 35, Evercore shows that the proposed transaction price is approximately equal to the projected discounted cash flow valuation at a 12.5% unlevered cost of capital with a 2% terminal growth rate. We find these cost of capital and growth rate assumptions laughable.
   * On page 37, Evercore states that their leveraged buyout model yields a 20% IRR based on the transaction price, the implied capitalization of the new entity, and a 2014 exit at 7.5x EBITDA. We believe that this very high IRR belongs to Infogroup's shareholders and should not be given to CCMP.

We believe that the low transaction price reflects a deeply flawed sales process. Besides the irresponsible behavior of a former member of the Board in threatening a lawsuit, we believe that poor judgment by the M&A Committee and bad advice from Evercore led to this outrageous outcome. There are many clear flaws in the transaction process:
   * Infogroup is a strategic asset to many potential bidders, but is being sold to a financial buyer.

Board of Directors
Infogroup Inc.
April 5, 2010
Page 2 of 2


   * Infogroup is in the early stages of recovering after a long period of mismanagement. While valuation based on current performance is attractive, current performance does not reflect the full potential of this asset under its current leadership.
   * Infogroup is a strong business and there is no strategic or financial need to sell the company. In spite of its strength, the M&A Committee acted as if an urgent sale at a large discount to fair value is in the best interests of all shareholders.

We intend to vote against this transaction. When their term as directors expires, we intend to vote against all members of the M&A Committee: Gary Morin, Tom Thomas, and Chairman Roger Siboni.

We are more than happy to share our view of Infogroup's valuation and potential with individual board members.

Regards,

/s/ Noah Mayer

Noah Mayer
Portfolio Manager
















This letter does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Investment analyses are proprietary and confidential and generally based on publicly available information (including information obtained from company management). Certain information may have been obtained from proprietary broker-dealer and/or independent third-party research. Information obtained from these sources is considered reliable, but its accuracy or completeness cannot be guaranteed. The research herein is not intended to be, and should not be, relied on for investment advice. Any forecasts and estimates made cannot be guaranteed. The opinions expressed are as of April 5, 2010, and are subject to change and may not be accurate reflections after that date.